[Commonwealth Annuity and Life Insurance Company Letterhead]

Scott D. Silverman
Vice President, General Counsel and Corporate Secretary
Commonwealth Annuity and Life Insurance Company
132 Turnpike Road, Suite 210
Southborough, MA 01772

                      June 15, 2009

VIA E-MAIL AND EDGAR TRANSMISSION

Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Initial Registration Statement on Form N-4 for
  Commonwealth Annuity and Life Insurance Company
  Commonwealth Annuity Separate Account A
  File Nos. 333-157121, 811-22024

Dear Mr. Ruckman:

On behalf of Commonwealth Annuity and Life Insurance Company (the "Company"), this letter responds to comments with respect to the above-referenced registration statement that you conveyed to me by letter dated April 3, 2009. I have included with this response changed pages to the prospectus and exchange offer supplements in the registration statement, marked to reflect revisions made in response to your comments. Please note that these marked pages also reflect other changes made to revise or complete the prospectus, including clarifying or stylistic changes.

The following paragraphs provide the Company's response to each comment raised by the Commission Staff. For the Staff's convenience, each of the Staff's comments is set forth in full below, and then the response follows.

1.
General

a.
Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are no guarantees or support agreements between the Company and third parties to support any of the Company's guarantees under the contract, and the Company is primarily responsible for paying out on any guarantees associated with the contract. The Company notes, however, that The Goldman Sachs Group, Inc. ("Goldman Sachs") provided certain written assurances to the Commissioner of the Massachusetts Division of Insurance at the time it purchased the Company in December 2005, as disclosed in the Statement of Additional Information. Such assurances have been provided solely to the Commissioner by Goldman Sachs, are not evidence of indebtedness or an obligation or liability of Goldman Sachs, and do not provide contract owners with any specific rights or recourse against Goldman Sachs.

b.
Comment: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

    Response: The contract name on the front cover pager of the prospectus, "Commonwealth Annuity Horizon," is and will continue to be the same as the EDGAR class identifiers associated with the contract, "Commonwealth Annuity Horizon," (C000075832).

  c.
  Comment: Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

  Response: The Company intends to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934. The statement has been included under the caption "Commonwealth Annuity and Life Insurance Company" on page 11 of the prospectus, as follows:

    At this time, we are relying on an exemption from the periodic reporting requirements of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act"), as provided by Rule 12h-7 under the Securities Exchange Act, to avoid any such periodic reporting obligation. We reserve the right to stop relying on this exemption at any time.

2.
Summary (pp. 9-11)

a.
Comment: The first paragraph discloses that there might be state variations of the contract. Please include a statement noting that although there may be state variation, the prospectus discloses all the material features and benefits under the contract.

Response: The Company has revised the disclosure to state that although there may be state variations to the contract, the prospectus discloses all the material features and benefits under the contract.

b.
Comment: On page 10 the prospectus notes that contractowner may elect to receive annuity payments on either a fixed or variable basis. However, the "Annuity Payments" section on page 31 states that annuity payments are only available on a fixed basis. Please resolve the apparent discrepancy.

Response: The Company has revised the disclosure to clarify that contractowner may elect to receive annuity payments on a fixed basis.

3.
Death Benefit (p. 26)

Comment: Please include an explicit statement regarding the effect partial withdrawals have upon the death benefit.

Response: The Company has revised the disclosure to include a statement regarding the effect partial withdrawals have upon the death benefit.

4.
Termination of Contract (p. 28)

Comment: Please disclose all potential scenarios which might result in termination of the contract, including but not limited to the option of the contractholder.

Response: The Company has revised the Termination of Contract section of the prospectus to disclose all potential scenarios which might result in termination of the contract.

5.
Part C—Exhibits

Comment: Please confirm that all required exhibits will be filed by pre-effective amendment.

Response: The Company confirms that all required exhibits will be filed by pre-effective amendment.

  6.
  Power of Attorney

  Comment: Please provide a power of attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered. The staff notes that the power of attorney filed as an exhibit does not list a '33 Act registration number and states a contract name other than the name used elsewhere in the registration statement.

  Response: By pre-effective amendment, the Company will provide an updated power of attorney that references the 1933 Act registration number assigned to the initial filing. The Company confirms that the contract will be known as the "Commonwealth Annuity Horizon," as used elsewhere in the registration statement.

  7.
  Exchange Offer Supplement

  Comment: How the Exchange Offer Works: Please clarify whether premium taxes will be deducted on either the surrender of the existing contract or upon purchase of the Horizon Variable Annuity.

  Response: The Company has revised the exchange offer supplements to disclose that it will not deduct premium taxes on either the surrender of the existing contract or upon purchase of the Horizon Variable Annuity.

  8.
  Tandy Representations

  Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    •
    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •
    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •
    the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Response: The Company represents that the requested acknowledgments will be included in the transmittal letter for the pre-effective amendment filing.

*    *    *

On June 12, 2009, the Company filed with the Commission a pre-effective amendment to the above-referenced filing. Acceleration requests from the Company and from the principal underwriter will accompany this pre-effective amendment, seeking acceleration of the effectiveness of the registration statement to July 1, 2009, or as soon thereafter as is reasonably practicable. Any assistance you can provide to assist us in meeting this request would be very much appreciated.

If you have any questions or comments regarding the registration statement, please call the undersigned at (508) 460-2408, Sheila St. Hilaire at (508) 460-2438 or Elisabeth M. Bentzinger at (202) 383-0717.

Sincerely,

/s/ Scott D. Silverman

Scott D. Silverman
Vice President and General Counsel

Attachment

cc:    Elisabeth M. Bentzinger